UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ N° 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS

Date, time and locale:

April 20, 2010, at 10:30 a.m., held at Alameda Santos, nº 1357 – 6th floor, in the City of São Paulo - SP.

Attendance:

Regularly conveened, the following Executive Officers participated: Carlos Augusto Lira Aguiar, CEO, João Felipe Carsalade, Evandro César Camillo Coura, Marcelo S. Castelli, Francisco Fernandes C. Valério and Miguel P. Caldas.

Presiding:

Carlos Augusto Lira Aguiar, the Company’s CEO, presided over the meeting, and Eurídice Mason acted as Secretary.

Agenda:

I.	Structured Financial Transactions

1.1.
Issuance of Senior Unsecured Notes – The Board of Executive Officers approved an international financial transaction involving the issuance of eurobonds by the Company and/or by one of its subsidiaries, through contracting one or more international financial institutions, and having, among other characteristics, the following main approximate characteristics, which will be determined by market conditions:

Amount:	US$ 500,000,000.00 to US$ 750,000,000.00
Term:	10 years, callable as of the 5th year
Rate:	market yield to be approved by the Company’s CEO.
Guarantors:	Fibria Celulose S.A. (if a subsidiary is the issuer), and offshore vehicles that throughput receivables
Coordinators:	Bank of America Merrill Lynch and Santander Investment Securities Inc, New York Branch, and any other international financial institutions that may be hired.

1.2.
Guarantee – If the security described in item 1.1 above is issued by one of the Company’s subsidiaries, the Board of Executive Officers hereforth approves, pursuant to the terms of article 21, item III, part "b" of the Company’s bylaws, providing an irrevocable and unconditional personal guarantee of the payment obligations assumed by the Company’s subsidiary in the transaction referred to in item 1.1 above.

1.3.
Exchange Offer – In light of the Company’s interest in restructuring international financial transactions, the Board of Executive Officers also approves the disclosure and execution of an exchange offer for the Fibria I Bond (Senior Unsecured Notes in the total amount of US$ 1 billion issued October 30, 2009) (the “Exchange Offer”).  In this Exchange Offer, holders of the Fibria I Bond notes may exchange them for notes in the reopening of the Fibria II Bond (to be issued in accordance with the resolution of items 1.1 and 1.2 above), with a coupon and clauses in accordance with the Fibria II Bond, and with a premium determined in accordance with market conditions and approved by the Company’s CEO.

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1.4.
Documents – in light of the approvals in items 1.1, 1.2 and 1.3 above, the Board of Executive Officers hereforth approves the execution, by the Company and/or its subsidiaries, as may be the case, of any and all documents and/or instruments relating to the above resolutions, including but not limited to the (i) Indenture, (ii) Purchase Agreement, (iii) Notes and (iv) any documents needed to carry out the Exchange Offer referred to in item 1.3 above.

1.5.
Contracting of Financial Institutions – The Board of Executive Officers hereforth approves the contracting, by the Company and/or its subsidiaries, of the international financial and other institutions whose participation is needed to carry out the transactions referred to in the above resolutions.

1.6.
Implementation and Representation – The Company’s Executive Officers are fully authorized to take all the actions necessary to contract as referred to and approved above, and designate and constitute procurators, pursuant to the Company’s Bylaws, to take all the actions necessary to carry out the transactions referred to in the above resolutions.

Closing, Drawing Up and Signature of the Minutes:

There being nothing more to address, and the matters submitted for the deliberation of the Board of Executive Officers being unanimously approved, the meeting was suspended for the time needed to draw up these minutes, which when read, verified and found to be in order, were signed by all in attendance. São Paulo, April 20, 2010. (signed) Carlos Augusto Lira Aguiar – Presiding – CEO, Eurídice Mason – Secretary, João Felipe Carsalade, Evandro César Camillo Coura, Francisco Fernandes Campos Valério, Marcelo Strufaldi Castelli and Miguel Pinto Caldas – Executive Officers.

I certify that this copy is true to the original as filed at the Company.

__________________________
Eurídice Mason
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 23, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.